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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (AMENDMENT NO. 1)*

                   Under the Securities Exchange Act of 1934

                         Saratoga Beverage Group, Inc.
            -------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  803436 10 4
            -------------------------------------------------------
                                (CUSIP Number)

                               Anthony Malatino
                                32 Loundonwood
                            Loundonville, NY 12205
            -------------------------------------------------------
                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)

                                April 17, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filling out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 5 sequentially numbered pages


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                                  SCHEDULE 13D
---------------------                            -----------------------------
CUSIP No. 803436 10 4                            Page    2    of     5   Pages
---------------------                            -----------------------------

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anthony Malatino
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

      NUMBER OF                   399,995
        SHARES               --------------------------------------------------
     BENEFICIALLY             8   SHARED VOTING POWER
       OWNED BY
         EACH                     0
      REPORTING              --------------------------------------------------
        PERSON                9   SOLE DISPOSITIVE POWER
         WITH
                                  399,995
                             --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         399,995
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.


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Page 3 of 5

                                  SCHEDULE 13D
                                AMENDMENT NO. 1

    This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D ("Schedule 13D") with an event date of July 30, 1997, which amended and supplemented the Schedule 13D originally filed by Anthony Malatino and Robin Prever with the Securities and Exchange Commission (the "SEC") on August 17, 1995 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D with an event date of June 17, 1997 ("Amendment No. 1"), relates to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer").


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

    (a) The Reporting Person is the beneficial owner of 399,995 shares (14.3%) of Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Reporting Person has been calculated based upon 3,169,094 shares of Common Stock (including the Issuer's Class B Common Stock, $. 01 par value per share) outstanding at June 30, 1998.

    (b) The Reporting Person has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 399,995 shares of Common Stock.

    (c) Schedule I indicates the transactions effected by the Reporting Person in the Common Stock since the filing of the Schedule 13D. All such trades were purchases effected through the public market except as otherwise noted in
Schedule I.

    (d) Not applicable.

    (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    None.


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Page 4 of 5
                                   SCHEDULE I


   Date       Aggregate Share Amount      Price Per Share ($)  Net Amount ($)
   ----       ----------------------      -------------------  --------------
 *04/17/98           83,000                     3.00             249,000.00
-----------------------------------------------------------------------------
**06/25/98          (29,000)                     --                   --
  08/19/98           15,000                     3.0625            46,705.58
  08/19/98           10,000                     3.125             31,760.50
  08/20/98           10,000                     3.125             31,843.21
  08/21/98            5,000                     3.125             15,920.25
  08/21/98            5,000                     3.09375           15,766.23
-----------------------------------------------------------------------------

* Represents the recision of a transaction on February 12, 1998 in which shares were sold in a private transaction.

** Represents the cancellation of stock options in accordance with their terms.


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Page 5 of 5

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1998

                                                         /s/ Anthony Malatino
                                                         ---------------------
                                                         Anthony Malatino